Registration No. 333-228112

Registration No. 333-228112-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) ☒

MUFG UNION BANK, N.A.
(Exact name of trustee as specified in its charter)

94-0304228
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel
MUFG Union Bank, N.A.
1251 Avenue of the Americas

New York, New York 10020

(212) 782-4009

(Name, address and telephone number of agent for
service)

WORLD OMNI AUTO RECEIVABLES TRUST 2021-A
(Exact name of obligor as specified in its charter)

Delaware	52-2184798
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification no.)

c/o U.S. Bank Trust National Association 1011 Centre Road, Suite 203 Wilmington, Delaware	19805
(Address of Principal Executive Offices)	(Zip Code)

World Omni Auto Receivables Trust 2021-A Notes
(Title of Indenture Securities)

Item 1.	General Information. Furnish the following information as to the Trustee -

(a)       Name and address of each examining or supervising authority to which it is subject.

 Office of the Comptroller of the Currency
 Washington, D.C. 20219

(b)       Whether it is authorized to exercise corporate trust powers.

 Yes.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15. Items 3-15 are not applicable because to the best of the Trustees knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.	A copy of the Articles of Association of the Trustee as now in effect.*

2.	A copy of the certificate of authority of the Trustee to commence business, if not contained in the Articles of Association.**

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, if such authorization is not contained in documents specified in paragraph (1) or (2) above.**

4.	A copy of the existing bylaws of the Trustee, or instruments corresponding thereto.*

5.	A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.	The consents of United States institutional trustees required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

* Exhibits 1 and 4 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed with the Securities and Exchange Commission as a 305B2 application on August 7, 2015 and relating to Registration Number 333-183223.

** Exhibits 2 through 3 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of Registration Number. 333-190256, filed with the Securities and Exchange Commission.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.	A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.	Foreign trustees are required to file a consent to service of process of Form F-X [§269.5 of this chapter]. Not applicable.

[Signature Page Follows]

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, MUFG Union Bank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 27th day of January, 2021.

MUFG Union Bank, N.A.

By:	/s/ Timothy P. Miller
	Name:	Timothy P. Miller
	Title:	Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

January 27, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of the form of Indenture, between World Omni Auto Receivables Trust 2021-A (the “Issuing Entity”) and MUFG Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

Sincerely,

MUFG Union Bank, N.A.

By:	/s/ Timothy P. Miller
Timothy P. Miller
Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

MUFG Union Bank, N.A.

of Los Angeles in the State of California, at the close of business September 30, 2020 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

Schedule RC - Balance Sheet(Form Type - 031)

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Dollar amounts in thousands
1. Cash and balances due from depository institutions (from Schedule RC-A):			1.
a. Noninterest-bearing balances and currency and coin[1]	RCFD0081	1,777,170	1.a.
b.Interest-bearing balances[2]	RCFD0071	13,117,221	1.b.
2. Securities:			2.
a. Held-to-maturity securities (from Schedule RC-B, column A)[3]	RCFDJJ34	7,642,750	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)	RCFD1773	16,374,317	2.b.
c. Equity securities with readily determinable fair values not held for trading[4]	RCFDJA22	19,983	2.c.
3. Federal funds sold and securities purchased under agreements to resell:			3.
a. Federal funds sold in domestic offices	RCONB987	0	3.a.
b. Securities purchased under agreements to resell[5]	RCFDB989	0	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):			4.
a. Loans and leases held for sale	RCFD5369	811,663	4.a.
b. Loans and leases held for investment	RCFDB528	83,880,343	4.b.
c. LESS: Allowance for loan and lease losses[7]	RCFD3123	1,355,065	4.c.
d. Loans and leases held for investment, net of allowance (item 4.b minus 4.c)	RCFDB529	82,525,278	4.d.
5. Trading assets (from Schedule RC-D)	RCFD3545	2,124,810	5.
6. Premises and fixed assets (including capitalized leases)	RCFD2145	1,251,784	6.
7. Other real estate owned (from Schedule RC-M)	RCFD2150	251	7.
8. Investments in unconsolidated subsidiaries and associated companies	RCFD2130	239,479	8.
9. Direct and indirect investments in real estate ventures	RCFD3656	0	9.
10. Intangible assets (from Schedule RC-M)	RCFD2143	1,561,098	10.
11. Other assets (from Schedule RC-F)[6]	RCFD2160	5,033,311	11.
12. Total assets (sum of items 1 through 11)	RCFD2170	132,479,115	12.
13. Deposits:			13.
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)	RCON2200	102,990,573	13.a.
1. Noninterest-bearing[8]	RCON6631	41,075,037	13.a.1.
2. Interest-bearing	RCON6636	61,915,536	13.a.2.
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)	RCFN2200	NR	13.b.
1. Noninterest-bearing	RCFN6631	NR	13.b.1.
2. Interest-bearing	RCFN6636	NR	13.b.2.
14. Federal funds purchased and securities sold under agreements to repurchase:			14.
a. Federal funds purchased in domestic offices[9]	RCONB993	0	14.a.
b. Securities sold under agreements to repurchase[10]	RCFDB995	0	14.b.
15. Trading liabilities (from Schedule RC-D)	RCFD3548	262,456	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)	RCFD3190	11,046,704	16.
17. Not applicable			17.
18. Not applicable			18.

1.	Includes cash items in process of collection and unposted debits.
2.	Includes time certificates of deposit not held for trading.
3.	Institutions that have adopted ASU 2016-13 should report in item 2.a, amounts net of any applicable allowance for credit losses, and should equal to Schedule RC-B, item 8, column A less Schedule RI-B, Part II, item 7, column B.
4.	Item 2.c is to be completed only by institutions that have adopted ASU 2016-01, which includes provisions governing the accounting for investments in equity securities. See the instructions for further detail on ASU 2016-01.
5.	Includes all securities resale agreements, regardless of maturity.
7.	Institutions that have adopted ASU 2016-13 should report in item 4.c the allowance for credit losses on loans and leases.
6.	Institutions that have adopted ASU 2016-13 should report in items 3.b and 11 amounts net of any applicable allowance for credit losses.
8.	Includes noninterest-bearing demand, time, and savings deposits.
9.	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
10.	Includes all securities repurchase agreements, regardless of maturity.

Dollar amounts in thousands
19. Subordinated notes and debentures[1]	RCFD3200	0	19.
20. Other liabilities (from Schedule RC-G)	RCFD2930	2,574,513	20.
21. Total liabilities (sum of items 13 through 20)	RCFD2948	116,874,246	21.
22. Not applicable			22.
23. Perpetual preferred stock and related surplus	RCFD3838	0	23.
24. Common stock	RCFD3230	604,577	24.
25. Surplus (exclude all surplus related to preferred stock)	RCFD3839	9,876,320	25.
26. Not available			26.
a. Retained earnings	RCFD3632	5,031,036	26.a.
b. Accumulated other comprehensive income[2]	RCFDB530	-1,524	26.b.
c. Othere quity capital components[3]	RCFDA130	0	26.c.
27. Not available			27.
a. Total bank equity capital (sum of items 23 through 26.c)	RCFD3210	15,510,409	27.a.
b. Noncontrolling (minority) interests in consolidated subsidiaries	RCFD3000	94,460	27.b.
28. Total equity capital (sum of items 27.a and 27.b)	RCFDG105	15,604,869	28.
29. Total liabilities and equity capital (sum of items 21 and 28)	RCFD3300	132,479,115	29.
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2019	RCFD6724	NR	M.1.
2. Bank's fiscal year-end date (report the date in MMDD format)	RCON8678	NR	M.2.

Schedule RC-A - Cash and Balances Due From Depository Institutions(Form Type - 031)

Exclude assets held for trading.

Dollar amounts in thousands	(Column A) Consolidated Bank		(Column B) Domestic Offices
1. Cash items in process of collection, unposted debits, and currency and coin	RCFD0022	1,313,897			1.
a. Cash items in process of collection and unposted debits			RCON0020	439,354	1.a.
b. Currency and coin			RCON0080	874,543	1.b.
2. Balances due from depository institutions in the U.S	RCFD0082	363,956	RCON0082	363,956	2.
3. Balances due from banks in foreign countries and foreign central banks	RCFD0070	111,437	RCON0070	111,437	3.
4. Balances due from Federal Reserve Banks	RCFD0090	13,105,101	RCON0090	13,105,101	4.
5. Total	RCFD0010	14,894,391	RCON0010	14,894,391	5.

1.	Includes limited-life preferred stock and related surplus.
2.	Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other postretirement plan adjustments.
3.	Includes treasury stock and unearned Employee Stock Ownership Plan shares.